March 3, 2025

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F St. NE

Washington, DC 20549

Attention: Cheryl Brown and Kevin Dougherty

Re: Surf Air Mobility Inc.

Registration Statement on Form S-3

Filed February 11, 2025

File No. 333-284845

Dear Ms. Brown and Mr. Dougherty:

Please find the response of Surf Air Mobility Inc. (“Surf Air” or the “Company”) to the comment of the Staff of the SEC’s Division of Corporation Finance (“Staff”) contained in your letter, dated February 28, 2025, regarding the above-referenced Form S-3. The Staff’s comment is set forth below, followed by the Company’s response.

Registration Statement on Form S-3

General

1.
It appears that the aggregate market value of your common equity held by nonaffiliates during the 60 days prior to February 11, 2025 did not exceed the $75 million threshold that General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, including whether you consider Palantir an "affiliate," or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.

The Company does not consider Palantir Technologies Inc. (“Palantir”) to be an “affiliate” of the Company, as that term is defined in Securities Act Rule 405, because Palantir does not control, is not controlled by and is not under common control with the Company. Palantir has 3,176,996 shares of the Company’s common stock, which represents 18.5% of the Company’s outstanding common stock as of today’s date. Palantir received all of these shares in consideration for creating and providing software and analytic tools for by the Company, in lieu of receiving cash payments. Palantir has no special information, voting or other stockholder rights, and it has no seat or observer status on the Company’s Board of Directors. It has no management involvement in the Company’s business, nor has it expressed any interest in any such involvement. The Company also notes that

Palantir reports its beneficial ownership of the Company’s common shares on Schedule 13G, and not Schedule 13D.

The Company has calculated the number of shares held by non-affiliates to be 14,311,849 as of February 11, 2025. Within the 60-day period prior to filing its Form S-3 on February 11, 2025 (the applicable eligibility period under General Instruction I.B.1 of Form S-3), the price at which the Company’s common stock was last sold on the New York Stock Exchange, its principal market, on December 30, 2024 was $6.01, which resulted in a non-affiliate public float of $86,014,212. Accordingly, the Company satisfied the transaction requirement in General Instruction I.B.1 of Form S-3 on February 11, 2025 and was therefore eligible to register its primary offerings on Form S-3 (File No. 333-284845).

* * *

If you have any questions regarding the response set forth above, please do not hesitate to contact Peter Wardle of Gibson, Dunn & Crutcher LLP, at (213) 229-7242.

Sincerely,

/s/ Douglas K. Sugimoto

Douglas K. Sugimoto

General Counsel

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